Mail Stop 3561

November 6, 2007

Nicholas Cirillo, Jr.
Chief Executive Officer and President
Clickable Enterprises, Inc.
2 Madison Avenue, Suite 209
Larchmont, NY  10538

> **Re:     Clickable Enterprises, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed October 16, 2007**
> **File No. 0-23737**

Dear Mr. Cirillo:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please file as exhibits to a periodic or current report the securities purchase agreement for the $800,000 callable secured convertible notes issued on May 31, 2007, the related notes, the stock purchase warrants and the security agreement, which does not appear to have been filed with the Form 10-QSB for the quarterly period ended June 30, 2007, as indicated in the Form 10-QSB.  Similarly, please

file all material exhibits associated with the October 2004 restructuring of certain of the convertible debentures and the securities purchase agreements related to outstanding convertible debentures.

Amendment to Certificate of Incorporation to Authorize Additional Shares of Common Stock (Proposal 2), page 4

2. Please explain in greater detail in this section why the company is seeking to increase its authorized shares from 500,000,000 shares to 1,000,000,000. You indicate that the "principal purpose" for the increase is to provide sufficient authorized shares to be issued upon conversion of the debentures, warrants and Series A convertible preferred stock; however, it appears that the approval of a one-for-one hundred stock split would render the increase in authorized shares unnecessary. Please explain the discrepancy and revise the disclosure to indicate why the company believes the principal purpose of the increase is to issue shares of common stock upon conversion of other securities. Please disclose whether the company intends to issue additional convertible securities.

3. Please revise and expand the disclosure in this section to explain the terms of the convertible debentures, Series A convertible preferred stock and the warrants. It appears from the disclosure in your quarterly and annual reports that certain of the convertible debentures matured October 15, 2007. Please revise and expand the disclosure in the proxy statement to explain the effect of the maturity dates on the number of outstanding convertible securities or whether the company is now in breach of the terms of the convertible debentures or Series A convertible preferred stock.

4. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible debentures that you have made or may be required to make to any holder of such securities, any affiliate of a such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures.

5. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit the holders of the convertible debentures could realize as a result of the conversion for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

  - the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

    o if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

    o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

  - the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the note);

  - the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

  - the total possible shares the holders of the debentures may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the holders of the convertible debentures may receive; and

  - the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

6. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

   ▪ the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

   ▪ the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

7. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible debenture transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Four;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that is disclosed in response to Comment Five and Comment Six.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure – as a percentage – of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible debentures divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Purpose and Effect of the Amendment, page 4

8. You indicate in this section that the increase in authorized shares "will not have any immediate effect on the rights of existing stockholders." Please expand this discussion to address the economic and voting dilution that could occur if the convertible debentures, Series A convertible preferred stock and warrants were converted into shares of common stock. Please also disclose whether the issuance of the additional shares of common stock could or would result in a change of control of the company. Include, in tabular form, information regarding the holders of these securities.

Reverse Stock Split, page 6

9. In your annual report on Form 10-KSB for the year ended March 31, 2007, you indicate that your stock is traded on the OTC Bulletin Board; however, in the proxy statement, you indicate that your common stock is now quoted in the Pink Sheets. Please explain when and why this change occurred and whether you expect the stock split to allow you to be quoted on the OTC Bulletin Board in the future.

10. Please include in the discussion of the proposed reverse stock split the effect of the reverse stock split on outstanding convertible securities such as warrants, convertible debentures and the Series A convertible preferred stock.

Security Ownership of Certain Beneficial Owners and Management, page 14

11. Please clarify the disclosure in this table to indicate whether it includes shares the director or officer has the right to acquire within 60 days (*e.g.,* shares of common stock issuable upon the exercise of options or warrants or upon the conversion of convertible securities). See Item 403 of Regulation S-B.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Eloise Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Gary A. Miller, Esq.
        Eckert Seamans Cherin & Mellott, LLC